Form 20-F
Xanadu Quantum Technologies Ltd
filed 2026-04-01
CIK 2097163

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 26, 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Ontario
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

777 Bay Street, Suite 2400

Toronto, Ontario M5G 2C8

Tel: (416) 304-9629
Canada

(Address of principal executive offices)

Christian Weedbrook

777 Bay Street, Suite 2400

Toronto, Ontario M5G 2C8
Canada

Tel: (416) 304-9629

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Subordinate Voting Shares, without par value	XNDU	The Nasdaq Stock Market LLC / Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On March 26, 2026, the issuer had 254,709,401 Class A Multiple Voting Shares, without par value, outstanding and 43,284,436 Class B Subordinate Voting Shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On March 26, 2026 (the “Closing Date”), Xanadu Quantum Technologies Limited, a company incorporated under the Business Corporations Act (Ontario) (the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 3, 2025, by and among Crane Harbor Acquisition Corp., a Cayman Islands exempted company subsequently continued as a corporation under the Business Corporations Act (Ontario) and renamed following completion of the transaction as Xanadu Quantum Technologies Former SPAC Inc. (“Crane Harbor”), and Xanadu Quantum Technologies Inc., a corporation continued under the Business Corporations Act (Ontario) (“Old Xanadu”), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, and the plan of arrangement (the “Plan of Arrangement”), (i) the continuation of Crane Harbor from the Companies Act (Cayman Islands) to the Business Corporations Act (Ontario) (the “Crane Harbor Continuance”), (ii) the Company’s acquisition of all of the issued and outstanding shares in the capital of Crane Harbor in exchange for subordinate voting shares in the capital of the Company (“Class B Subordinate Voting Shares”) and all of the issued and outstanding shares in the capital of Old Xanadu, other than Non-Voting Common Shares in the capital of Old Xanadu (“Non-Voting Common Shares”), for multiple voting shares in the capital of the Company (“Class A Multiple Voting Shares,” and together with the Class B Subordinate Voting Shares, the “Shares”) and all of the issued and outstanding Non-Voting Common Shares, for Class B Subordinate Voting Shares, in each case, by way of a court approved arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), resulting in Crane Harbor and Old Xanadu becoming wholly-owned subsidiaries of the Company; and (iii) the listing of the Class B Subordinate Voting Shares for trading on each of the Nasdaq Global Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) (collectively, with the other transactions contemplated in the Business Combination Agreement, the Plan of Arrangement and the documents contemplated therein, the “Transactions”). Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (the “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus, as supplemented (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-292991) (the “Registration Statement”).

On the Closing Date and pursuant to the Plan of Arrangement, among other things, (i) each then issued and outstanding Old Xanadu Preferred Share held by an Old Xanadu Preferred Shareholder was converted into and exchanged for one Old Xanadu Voting Common Share; (ii) each then issued and outstanding Old Xanadu Voting Common Share held by an Old Xanadu Voting Common Shareholder was transferred to the Company in consideration for that number of Class A Multiple Voting Shares equal to the Exchange Ratio; (iii) each then issued and outstanding Old Xanadu Non-Voting Common Share held by an Old Xanadu Non-Voting Common Shareholder was transferred to the Company in consideration for that number of Class B Subordinate Voting Shares equal to the Exchange Ratio; (iv) each Old Xanadu Voting Option then outstanding was exchanged for an option to purchase Class A Multiple Voting Shares (each, a “MVS Option”); (v) each then outstanding Old Xanadu Non-Voting Option was exchanged for an option to purchase Class B Subordinate Voting Shares (each, a “SVS Option”); and (vi) each then outstanding Old Xanadu Warrant to purchase Voting Common Shares in the capital of Old Xanadu was exchanged for a warrant to purchase Class A Multiple Voting Shares (the “MVS Warrants”) and each then outstanding Old Xanadu Warrant to purchase Non-Voting Common Shares was exchanged for a warrant to purchase Class B Subordinate Voting Shares (the “SVS Warrants,” and together with the MVS Warrants, the “Warrants”), each as provided in the Plan of Arrangement.

The Class B Subordinate Voting Shares are traded on Nasdaq and the TSX under the symbol “XNDU”.

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, or “our” refer to Xanadu Quantum Technologies Limited, a company incorporated under the Business Corporations Act (Ontario).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report and the documents incorporated by reference herein may constitute “forward-looking statements” for purposes of U.S. federal securities laws and “forward-looking information” for purposes of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Report and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Report contains forward-looking statements pertaining to our consolidated capitalization; the number of Class B Subordinate Voting Shares to be issued pursuant to (a) the Stock Option Plan dated as of January 15, 2017, as amended; (b) the 2017 Equity Incentive Plan, dated as of October 30, 2017, as amended; and (c) the 2018 Equity Incentive Plan, dated as of April 6, 2018 (collectively, the “Legacy Equity Plans”); the executive compensation of our executive officers; changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; the implementation, market acceptance and success of our business model, growth strategy and opportunities, and our ability to commercialize our quantum computing technology; our expectations with respect to market opportunity and market growth; the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities; the potential for our quantum computing technology to achieve quantum supremacy; our ability to achieve timing and product development milestones on our product roadmap; our ability to attract and retain qualified employees and management; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the JOBS Act; our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; expansion plans and opportunities; and the outcome of any known and unknown litigation and regulatory proceedings.

We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	the effects of a global pandemic;

●	the volatility of currency exchange rates;

●	our ability to obtain and maintain financing arrangements on attractive terms and to commercialize our quantum computing technology;

●	our ability to manage growth;

●	our ability to maintain the listing of the Class B Subordinate Voting Shares on the Nasdaq, the TSX or any other national exchange;

●	the effects of competition on our future business;

●	potential disruption in our employee retention, changes in personnel and availability of qualified personnel, including as a result of the Business Combination;

●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

●	international, national or local economic, social or political conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	the limited experience of certain members of our management team in operating a public company in the United States and Canada;

●	the volatility of the market price and liquidity of the Class B Subordinate Voting Shares;

●	risks relating to any unforeseen liabilities of the Company;

●	failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum supremacy;

●	our ability to achieve timing and product development milestones on our product roadmap;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our ability to obtain funding for our operations and future growth, and our future capital requirements and sources and uses of cash;

●	expansion plans and opportunities, including risks related to the rollout of the Company's business and expansion strategy; and

●	the need to obtain required approvals from regulatory authorities.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Report and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference and our filings with the U.S. Securities and Exchange Commission (www.sec.gov) and Canadian Securities Administrators (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, the perceived benefits of the Business Combination; the effects of the Business Combination on Old Xanadu; assumptions that none of the risks identified in the Proxy Statement/Prospectus materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding our directors and executive officers upon consummation of the Business Combination is included in the Proxy Statement/Prospectus under the sections entitled “Management of NewCo After the Business Combination” and “Proposal No. 1—The Business Combination Proposal—Certain Information Relating to NewCo—NewCo Board and Executive Officers Following the Business Combination” and is incorporated herein by reference.

On March 24, 2026, in connection with the closing of the Business Combination, Glenda Dorchak, William (Bill) I. Fradin, Eliot Pence, Michelle Reynolds and Heidi Shyu were each elected to our board of directors, joining Christian Weedbrook.

The business address for each of our directors and executive officers is 777 Bay Street, Suite 2400, Toronto, Ontario, M5G 2C8, Canada.

B. Advisers

Osler, Hoskin & Harcourt LLP, 100 King Street West, Suite 6200, Toronto, Ontario, M5X 1B8, Canada, has acted as our counsel with respect to Canadian law and continues to act as our counsel with respect to Canadian law following the completion of the Business Combination.

Cooley LLP, 55 Hudson Yards, New York, New York, 10001, United States, has acted as our U.S. securities counsel and continues to act as our U.S. securities counsel following the completion of the Business Combination.

C. Auditors

The Company was incorporated under the Business Corporations Act (Ontario) on October 2, 2025. KPMG LLP, Chartered Professional Accountants, Bay Adelaide Centre, Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5, Canada, the independent registered public accounting firm for Old Xanadu has audited the consolidated financial statements for the years ended December 31, 2023, and 2024.

KPMG LLP, the independent registered public accounting firm for the Company, has audited the financial statements of the Company since inception on October 2, 2025.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

[Reserved]

B. Capitalization and Indebtedness

The following table sets forth our capitalization on an unaudited pro forma combined basis as of September 30, 2025, after giving effect to the Business Combination and related transactions:

As of September 30, 2025
Pro Forma Combined Consolidated(1)	(US$) in millions
Cash and cash equivalents	$283
Current liabilities	9
Long-term liabilities	40
Shareholders’ equity
Class A Multiple Voting Shares, no par value; 254,717,178 shares issued and outstanding	220
Class B Subordinate Voting Shares, no par value; 41,426,058 shares issued and outstanding	263
Additional paid-in capital	—
Accumulated other comprehensive loss	(3)
Accumulated deficit	(193)
Total shareholders’ equity	287
Total capitalization	296,143

(1)	Reflects redemptions of 19,428,395 Crane Harbor Class A Ordinary Shares in connection with the Business Combination.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section entitled “Risk Factors”, which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See the section entitled “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section entitled “Information About Old Xanadu” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections entitled “Questions and Answers About the SPAC Shareholders’ Meeting and the Business Combination” and “Proposal No. 1—The Business Combination Proposal,” each of which are incorporated herein by reference.

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer” incorporated in a qualifying jurisdiction, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class B Subordinate Voting Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at https://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.

Xanadu Quantum Technologies Limited was incorporated under the Business Corporations Act (Ontario) on October 2, 2025. The mailing address of our principal executive office is at 777 Bay Street, Suite 2400, Toronto, Ontario, M5G 2C8, Canada. Our telephone number is (416) 304-9629. Our website is https://xanadu.ai. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding our business is included in the Proxy Statement/Prospectus under the sections entitled “Information About Old Xanadu” and “Old Xanadu Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are incorporated herein by reference.

C. Organizational Structure

The Company was incorporated under the Business Corporations Act (Ontario) on October 2, 2025 and is the parent company of each of Crane Harbor and Old Xanadu. The organizational chart of the Company after giving effect to the Business Combination is included on page 3 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding our facilities is included in the Proxy Statement/Prospectus under the section entitled “Information About Old Xanadu” and the information set forth under Item 5 below is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of the Company is included in the Proxy Statement/Prospectus under the section entitled “Old Xanadu Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding our directors and executive officers after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of NewCo After the Business Combination” and is incorporated herein by reference. In addition, the information contained in Item 1.A of this Report is incorporated herein by reference.

B. Compensation

Except as described below, information regarding the compensation of the directors and executive officers of the Company is included in the Proxy Statement/Prospectus under the section entitled “Executive Compensation” and is incorporated herein by reference.

C. Board Practices

Information regarding our board of directors subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of NewCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section entitled “Information About Old Xanadu – Employees and Human Capital Resources” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the Shares by our directors and executive officers is set forth in Item 7.A of this Report.

Information about arrangements for involving employees in the capital of the company is set forth in Item 6.B of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth information known to us regarding the actual beneficial ownership of the Shares by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of our outstanding Shares;

●	each of our current directors and named executive officers; and

●	all of our directors and officers, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of the Company is based on 254,709,401 Class A Multiple Voting Shares and 43,284,437 Class B Subordinate Voting Shares (totaling 297,993,838 Shares) issued and outstanding as of March 26, 2026. In computing the number of Shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all Shares subject to the Warrants and Legacy Equity Plans held by the person that are currently exercisable or exercisable within 60 days of March 26, 2026. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to the Shares beneficially owned by them. To our knowledge, none of the Shares beneficially owned by any executive officer, director or director nominee have been pledged as security. Unless otherwise indicated, the address of each shareholder named below is c/o Xanadu Quantum Technologies Limited, 777 Bay Street, Suite 2400, Toronto, Ontario, M5G 2C8, Canada.

Name and Address of Beneficial Owner	Number of Class A Multiple Voting Shares (#)	Percentage of Class A Multiple Voting Shares (%)	Number of Class B Subordinate Voting Shares (#)	Percentage of Class B Subordinate Voting Shares (%)	Total Voting Power (%)
5% Holders:
Entities affiliated with OMERS(1)	39,746,515	15.6%	500,000	48.2%	15.4%
Entities affiliated with Bessemer Venture Partners(2)	22,785,156	8.9%	150,000	9.9%	8.8%
Entities affiliated with Radical Ventures(3)	11,898,488	4.7%	–	21.6%	4.6%
Technology Impact Fund II, LP	11,080,951	4.4%	–	19.9%	4.3%
Crane Harbor Sponsor, LLC(4)	–	–	7,753,333	15.2%	*
MMCAP International Inc. SPC	–	–	6,875,000	13.7%	*
Aurora Investment Pte Ltd	3,099,620	1.2%	–	6.7%	1.2%
PlanetFirst Co-Investment Partnership SCSp	–	–	2,800,000	6.1%	*
TI Platform Fund I, L.P.	2,818,058	1.1%	–	6.1%	1.1%
Lockheed Martin Corporation Master Retirement Trust	2,308,892	0.9%	–	5.1%	*

Officers and Directors:
Christian Weedbrook	46,432,704	18.2%	–	51.8%	17.9%
Rafal Janik(5)	–	–	–	5.9%	*
Rebecca Laramée(6)	–	–	–	2.0%	*
Michael Trzupek	–	–	–	–	*
Natalie Wilmore	–	–	–	–	*
William (Bill) I. Fradin(7)	–	–	7,853,333	15.4%	*
Eliot Pence	–	–	–	–	*
Michelle Reynolds	–	–	–	–	*
Heidi Shyu	–	–	–	–	*
Glenda Dorchak	–	–	–	–	*
Total Officers and Directors (10)

*	Less than 1%.

(1)	Consists of (i) 3,106,909 Class A Multiple Voting Shares held by OMERS Ventures LP (“OMERS I”), (ii) 36,639,606 Class A Multiple Voting Shares held by OMERS Ventures III, LP (“OMERS III”), and (iii) 500,000 Class B Subordinate Voting Shares issued to OMERS I. OMERS Ventures Management Inc. is the general partner of OMERS I and OMERS III. Each of the entities described in this footnote may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The address for each of these entities is c/o OMERS Ventures Management Inc., 900-100 Adelaide Street West, Toronto, Ontario, M5H 0E2, Canada.

(2)	Consists of (i) 13,682,497 Class A Multiple Voting Shares held by Bessemer Venture Partners XI Institutional L.P. (“Bessemer XI Institutional”), (ii) 9,102,659 Class A Multiple Voting Shares held by Bessemer Venture Partners XI L.P. (“Bessemer XI” and together with Bessemer XI Institutional, the “BVP Funds”), and (iii) 90,075 and 59,925 Class B Subordinate Voting Shares issued to Bessemer XI Institutional and Bessemer XI, respectively. Deer XI & Co. L.P. (“Deer XI L.P.”) is the general partner of the BVP Funds. Deer XI & Co. Ltd. (“Deer XI Ltd.”) is the general partner of Deer XI L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Adam Fisher, Brian Feinstein, Alex Ferrara, Scott Ring, Sandra Grippo, Kent Bennett, and Stephen Kraus are the directors of Deer XI Ltd. and hold the voting and dispositive power for the BVP Funds. Investment and voting decisions with respect to the securities held by the BVP Funds are made by the directors of Deer XI Ltd. acting as an investment committee. David Cowan in his capacity of director of Old Xanadu disclaims beneficial ownership of the reported shares held by the BVP Funds except to the extent of their pecuniary interest, if any, in such securities through an indirect interest in the BVP Funds. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(3)	Consists of (i) 1,930,065 Class A Multiple Voting Shares held by Radical Ventures Fund II (International) LP. (“Radical International”) and (ii) 9,968,423 Class A Multiple Voting Shares held by Radical Ventures Fund II, L.P. (“Radical”). Each of the entities described in this footnote may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)	Crane Harbor Sponsor, LLC (the “Sponsor”) is the record holder of such shares. William Fradin, the Sponsor’s Chief Executive Officer, is the managing member of Sponsor and holds voting and investment discretion with respect to the Shares held of record by the Sponsor. Mr. Fradin disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Includes 1,100,000 Class B Subordinate Voting Shares, subject to forfeiture conditions such that 550,000 Class B Subordinate Voting Shares will vest if the closing share price of Class B Subordinate Voting Shares equals or exceeds $12.50 for 20 trading days within any 30 consecutive trading day period during the four-year period following March 26, 2026. The address of Sponsor is 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania, 19103.

(5)	Consists of 2,737,808 Class B Subordinate Voting Shares issuable upon exercise of options held by Mr. Janik for which the time-based vesting condition would be satisfied within 60 days of March 26, 2026.

(6)	Consists of 869,317 Class B Subordinate Voting Shares issuable upon exercise of options held by Ms. Laramée for which the time-based vesting condition would be satisfied within 60 days of March 26, 2026.

(7)	Holdings of 7,853,333 Class B Subordinate Voting Shares includes (i) the shares listed in footnote (4) and (ii) 100,000 Class B Subordinate Voting Shares.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section entitled “Certain Company Relationships and Related Party Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None/Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq and TSX Listing of Class B Subordinate Voting Shares

The Class B Subordinate Voting Shares are listed on Nasdaq under the symbol “XNDU” and on the TSX under the symbol “XNDU.”

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Shares is included in the Proxy Statement/Prospectus under the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements and Market Standoff Agreements” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Class B Subordinate Voting Shares are listed on Nasdaq under the symbol “XNDU” and on the TSX under the symbol “XNDU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue an unlimited number of Class B Subordinate Voting Shares, without par value, an unlimited number of Class A Multiple Voting Shares, without par value, and an unlimited number of Preferred Shares, issuable in series.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of NewCo Share Capital” and is incorporated herein by reference.

B. Articles of Amendment

Information regarding certain material provisions of our articles is included in the Proxy Statement/Prospectus under the section entitled “Description of NewCo Share Capital” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections entitled “Proposal No. 1—The Business Combination Proposal—Related Agreements” and “Old Xanadu Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Government of Canada’s Strategic Innovation Fund Agreement” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of Shares, other than withholding tax requirements.

E. Taxation

Information regarding (i) certain U.S. tax consequences of owning and disposing of Class B Subordinate Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “Material U.S. Federal Income Tax Considerations” and (ii) certain Canadian tax consequences of owning and disposing of Class B Subordinate Voting Shares is included in the Proxy Statement/Prospectus under the section entitled “Material Canadian Tax Considerations” as of the date of the Proxy Statement/Prospectus and is incorporated herein by reference.

F. Dividends and Paying Agents

We have never declared or paid cash dividends on our share capital. We intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends or make distributions in the foreseeable future. Any future determination to pay dividends or make distributions will be made at the discretion of our board of directors, subject to applicable laws, and it will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

G. Statement by Experts

The financial statements of Crane Harbor Acquisition Corp. as of December 31, 2025 and for the period from January 2, 2025 (inception) through December 31, 2025 incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph about Crane Harbor Acquisition Corp.’s ability to continue as a going concern, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing. The offices of WithumSmith+Brown, PC are located at 1411 Broadway, 23rd Floor, New York, New York, 10018.

The consolidated financial statements of Xanadu Quantum Technologies Inc., as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, incorporated by reference herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing. The audit report of KPMG LLP on the aforementioned consolidated financial statements contains an explanatory paragraph that states Xanadu Quantum Technologies Inc,’s recurring losses from operations and negative cash flows from operating activities, along with other matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. KPMG LLP is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5, Canada.

The financial statements of Xanadu Quantum Technologies Limited as of October 2, 2025 incorporated by reference herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing. KPMG LLP is located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5, Canada.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and Reports on Form 6-K. The SEC maintains a website at https://www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer incorporated in a qualifying jurisdiction, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our Reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is https://xanadu.ai. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Information is also filed with the Canadian Securities Administrators (www.sedarplus.com).

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section entitled “Old Xanadu Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding the Warrants is included in the Proxy Statement/Prospectus under the section entitled “Description of NewCo Share Capital—Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of the Company are incorporated by reference to pages F-2 to F-5 of the Proxy Statement/Prospectus.

The audited consolidated financial statements of Old Xanadu are incorporated by reference to pages F-6 to F-35 of the Proxy Statement/Prospectus.

The unaudited financial statements of Old Xanadu are incorporated by reference to pages F-56 to F-75 of the Proxy Statement/Prospectus.

Unaudited pro forma condensed combined financial information is attached as Exhibit 15.1 to this Report and incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Articles of Incorporation of Xanadu Quantum Technologies Limited, as amended, March 12, 2026.
1.2*	General By-laws of Xanadu Quantum Technologies Limited, dated March 11, 2026.
2.1*†	Warrants to Purchase Class A Multiple Voting Shares, dated March 26, 2026.
2.2*†	Warrant to Purchase Class B Subordinate Voting Shares, dated March 26, 2026.
2.3*†	Investor and Registration Rights Agreement, dated March 26, 2026, by and among Xanadu Quantum Technologies Limited, Crane Harbor Sponsor, LLC and the other parties listed in Schedule A thereto.
4.1†	Business Combination Agreement, dated November 3, 2025, by and among Crane Harbor Acquisition Corp., Xanadu Quantum Technologies Limited and Xanadu Quantum Technologies Inc. (incorporated by reference to Exhibit 2.1 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.4††	Agreement, dated January 20, 2023, between His Majesty the King in Right of Canada, as represented by the Minister of Industry, and Xanadu Quantum Technologies Inc. (incorporated by reference to Exhibit 10.16 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.5††	Amendment Agreement No. 1 to Agreement, dated September 10, 2025, between His Majesty the King in Right of Canada, as represented by the Minister of Industry, and Xanadu Quantum Technologies Inc. (incorporated by reference to Exhibit 10.17 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.7	Sponsor Letter Agreement, dated as of November 3, 2025, by and among Crane Harbor Acquisition Corp., Xanadu Quantum Technologies Limited, Xanadu Quantum Technologies Inc. and Crane Harbor Sponsor, LLC (incorporated by reference to Exhibit 10.3 of Crane Harbor Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on November 3, 2025).
4.8*†	Coattail Agreement, dated March 26, 2026, by and among Xanadu Quantum Technologies Limited, Computershare Trust Company of Canada, and the parties thereto.
4.9†	Form of Indemnification Agreement between Xanadu Quantum Technologies Limited and each of its directors and executive officers (incorporated by reference to Exhibit 10.18 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.10*#	Xanadu Quantum Technologies Limited Omnibus Plan and related form agreements.
4.11#	Offer Letter of Christian Weedbrook, dated April 12, 2017 (incorporated by reference to Exhibit 10.19 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.12#	Offer Letter of Rafal Janik, dated March 25, 2019 (incorporated by reference to Exhibit 10.20 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.13#	Offer Letter of Rebecca Laramée, dated January 17, 2020 (incorporated by reference to Exhibit 10.21 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.14#	Employment Agreement of Natalie Wilmore, dated November 6, 2025 (incorporated by reference to Exhibit 10.22 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
4.15#	Employment Agreement of Michael Trzupek, dated December 28, 2025 (incorporated by reference to Exhibit 10.23 to Xanadu Quantum Technologies Limited’s Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).
8.1*	List of subsidiaries of Xanadu Quantum Technologies Limited.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information.
15.2*	Consent of KPMG LLP, independent registered public accounting firm of Xanadu Quantum Technologies Limited and Xanadu Quantum Technologies Inc.
15.3*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Crane Harbor Acquisition Corp.

*	Filed herewith.
#	Indicates management contract or compensatory plan or arrangement.
†	As permitted by Regulation S-K, Item 601(b)(2)(ii) of the Securities Act of 1934, as amended, certain confidential portions of this exhibit and the schedules to this exhibit have been omitted from the publicly filed document. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.
††	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Xanadu Quantum Technologies Limited

April 1, 2026	By:	/s/ Christian Weedbrook
		Name:	Christian Weedbrook
		Title:	Director and Chief Executive Officer